AUTHORIZATION TO FILE-REGISTRATION STATEMENT

Please be advised that we have completed our audit of the consolidated balance sheets of Technology Holdings North America Inc. as of December 31, 2023 and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity (deficit) and cash flows for the year then ended. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and consent to the filing of the above-mentioned report.

We have not reviewed the EDGARized version of the Form 1-A, nor have we reviewed the Company's XBRL-related documents. It is your responsibility to proof-read and math-check the EDGARized version to ensure it conforms exactly with the Microsoft Word version of the Form 1-A dated June 30, 2024 that we did review.

As always, it was a pleasure to be of service to your organization.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC

Miami, FL

July 2, 2024